Exhibit 10.2

EXECUTION COPY

RESIGNATION AGREEMENT

      THIS RESIGNATION AGREEMENT, dated as of August 15, 2002 (the "*Agreement*"), by and among Trizec Properties, Inc., a Delaware corporation (the "*Company*"), PM Capital Corp. ("*PMC*") and Christopher Mackenzie (the "*Executive*").

      WHEREAS, the Company and the Executive are parties to a certain Assignment of Employment Agreement, dated as of May 8, 2002 (the "*Assignment Agreement*"), pursuant to which TrizecHahn Corporation ("*TrizecHahn*") assigned all its rights and obligations under an employment agreement, dated as of December 21, 2000 (the "*Employment Agreement*"), between TrizecHahn and the Executive to the Company, the Executive agreed to such assignment, the Executive became President and Chief Executive Officer of the Company, and certain terms of the Employment Agreement were amended by the Assignment Agreement;

      WHEREAS, PMC and the Executive are parties to letter agreements, dated December 21, 2000 and April 19, 2002 (the "*PMC Agreement*"), pursuant to which PMC granted certain call rights (the "*PMC Options*") to the Executive in connection with his employment by TrizecHahn and the Company;

      WHEREAS, the Company recognizes the Executive's leadership and contribution to the Company and TrizecHahn;

      WHEREAS, the Company and the Executive have agreed to the Executive's resignation from service as an officer and a member of the Board of Directors of the Company (the "*Board*"), effective as of August 15, 2002;

      WHEREAS, the parties intend that this Agreement shall set forth the terms regarding the Executive's resignation.

      NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth in this Agreement, the parties hereto hereby agree as follows:

      1.   **Resignation**. The Executive hereby resigns from his position as President and Chief Executive Officer of the Company and as a director, and from any other positions as an employee, officer or director of the Company or any of its subsidiaries or affiliated companies (including Trizec Canada Inc.), effective as of August 15, 2002 (the "*Effective Date*"). The Executive also hereby resigns from any position held by him on the Effective Date in any entity in which the Company currently owns an interest, if he holds such position as a Company representative. As of the Effective Date, the Employment Agreement shall become null and void and have no further force or effect.

2. **Severance Payment**.

(a)   In consideration of the covenants set forth in Sections 6 and 7 hereof and the waiver and release set forth in Section 8 hereof, and provided that the Executive does not revoke this Agreement during the Revocation Period (as defined in Section 8(e) below), the Executive shall receive a cash severance payment of $4,934,000 (the "*Severance Payment*"). The Severance Payment shall be payable in a lump-sum on the first business day following the termination of the Revocation Period. The Severance Payment shall be made by wire transfer to the account designated by the Executive in writing.

(b)   Upon the payment of the Severance Payments, Georgina Harris shall receive a cash severance payment of $66,000 by wire transfer to the account designated by Georgina Harris in writing.

3.   **COBRA Continuation**. Effective as of the Effective Date, the Executive and his dependents shall be eligible to continue participation under the Company's group health insurance plan to the extent permitted under Section 4980B(f) of the Internal Revenue Code of 1986, as amended ("*COBRA*"). The Executive shall be responsible for all COBRA premiums.

4.   **Treatment of Equity-Based Compensation**. The options and warrants to purchase shares of the Company's common stock that have been granted to the Executive by the Company, as well as the PMC Options (collectively, the "*Options*"), shall remain outstanding through December 31, 2005 and continue to vest in accordance with and be governed by the terms of the applicable non-qualified stock option agreements and stock option plan or the PMC Agreement, as applicable, and shall be fully exercisable at any time after they have vested up to December 31, 2005; *provided however*, that this Agreement shall supersede any provisions of the applicable non-qualified stock option agreements and stock option plan or the PMC Agreement that are inconsistent with the provisions of this Agreement. Attached hereto as Exhibit A is a list of all Options held by the Executive, together with their respective vesting schedules.

5.   **No Other Severance, Payments or Benefits**. Except as otherwise expressly provided in this Agreement or as required under the terms of any applicable pension plan, the Executive acknowledges and agrees that he shall not be entitled to any other payment, compensation or benefits from the Company, PMC or any of their respective subsidiaries or affiliates in connection with his employment, the termination of his employment or otherwise (including, without limitation, accrued but unpaid salary, vacation days, personal days and similar items, all of which the Executive waives in consideration for the Severance Payment) and will not be eligible to participate on and following the Effective Date in any employee benefit plan, program, policy or arrangement of the Company. Except as expressly set forth herein, the Executive is not entitled to any severance or similar benefits under any agreement, plan, program, policy or arrangement, whether formal or informal, written or unwritten, of the Company or its subsidiaries. The Executive shall be entitled to reimbursement of all valid business expenses incurred by him prior to the Effective Date in accordance with Company policy. The parties agree that the Executive's most recent expense report was approved on August 8, 2002 and is currently being processed.

6. **Press Release; Reference; Non-Disparagement**.

(a)   The Company will issue a press release on August 15, 2002 in the form attached hereto as Exhibit B. In response to inquiries from future employers or others regarding the Executive's employment with the Company and TrizecHahn, the Company will make the statements set forth on Exhibit C attached hereto; *provided, however,* that in response to inquiries by third parties other than future employers, the Company may make any statements that it reasonably determines are necessary in connection with its public disclosure obligations under law or a national stock exchange or the National Association of Securities Dealers, as applicable.

(b)   The Executive shall not now or at any time in the future, and shall not cause another person to, directly or indirectly, criticize or make any statement that disparages or is derogatory of the Company, PMC and their respective subsidiaries and affiliates and their respective officers, directors, employees, agents, products or services in any communications with any person. Each of the Company and PMC shall, and shall cause their respective subsidiaries and affiliates and their respective officers, directors and employees with the title of vice president or above, now or at any time in the future, directly or indirectly, to, refrain from criticizing or making disparaging or derogatory comments about the Executive in any communications with any person. Notwithstanding anything in this Section 6, the foregoing shall not limit truthful responses to legal process or governmental or regulatory inquiry, *provided that*, in the case of the Executive, prior notice of such responses is given to the Company's general counsel or, in the case of the Company, prior notice of such responses is given to the Executive.

7.   **Protection of the Company's Interests**. In partial consideration of the Severance Payment, the Executive hereby agrees to abide by the terms and covenants included in this Section 7, which are reasonable in scope and duration. The activities described in this Section 7 shall be permitted and prohibited regardless of whether undertaken by the Executive in an individual or representative capacity, and regardless of whether performed for the Executive's own account or for the account of any other individual, partnership, firm, corporation, or other business organization (other than the Company).

(a)   **No Interference**. For one year following the Effective Date (such period being referred to hereinafter as the "*Restricted Period*"), the Executive shall not intentionally endeavor to entice away from the Company, PMC and their respective subsidiaries and affiliates (collectively, the "*Group*"), or otherwise interfere with the relationship of the Group with, any person who is employed by or otherwise engaged to perform services for the Group or any person, team or entity who is, or was within the most recent twelve-month period, a customer, client or supplier of the Group other than Georgina Harris.

(b)   **Confidentiality**. The Executive understands and acknowledges that in the course of his employment, he acquired confidential information and trade secrets concerning the operation of the Group, the use or disclosure of which could cause the Group substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, the Executive covenants and agrees with the Company that he will not, at any time, except with the prior written consent of the Chief Executive Officer of the Company, directly or indirectly, disclose to any person any secret or confidential information that he has learned by reason of his association with the Group. "*Confidential Information*" shall mean any information not previously disclosed to the public or to the trade by the Group with respect to the Group's products, facilities, and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information (including the revenue, costs or profits associated with any of the Group's products), business plans, prospects or opportunities.

(c)   **Exclusive Property**. The Executive confirms that all Confidential Information is and shall remain the exclusive property of the Group. All business records, papers and documents kept or made by the Executive relating to the business of the Group shall be and remain the property of the Group. The Executive shall not, without the consent of the Board of Directors of the Company, retain copies of any written materials not previously made available to the public, or records and documents made by the Executive or coming into his possession concerning the business or affairs of the Group, including information, records or documents contained on any computer disks or other electronic storage media in the Executive's possession; *provided, however*, (i) that the Company hereby agrees to provide the Executive with copies of any documents which the Executive requests and which the Executive has determined in good faith are (A) required to establish a defense to a claim that the Executive has not complied with his duties as an officer of the Company or (B) necessary to the Executive in order to comply with applicable law and (ii) that this provision shall not be interpreted to prevent the Executive from retaining (A) personal files, a list of which is attached as Exhibit D and (B) a personal database of contact information of approximately three thousand five hundred persons; *provided, further*, that the Executive agrees to immediately return to the Company or destroy any Confidential Information contained in such files upon discovery thereof in accordance with Section 11.

(d)   **Extension of Restricted Period**. The Restricted Period shall be extended by the length of any period during which the Executive is in material breach of any of the terms of Section 7(a).

8.   **Mutual Waiver and Release**.

(a)   For purposes of this mutual release, "*Executive Parties*" means the Executive, the Executive's family members, and the estate, beneficiaries, heirs and assigns of each of the foregoing; "*Company Parties*" means the Company, PMC and each of their present, former and future directors, officers, employees, partners, subsidiaries, parents, agents, attorneys, heirs and assigns. The Executive Parties and the Company Parties together shall hereinafter be referred to as the "*Released Parties*."

(b)   In consideration of the mutual consideration set forth herein, the receipt and adequacy of which are herein acknowledged, and intending to be legally bound hereby, the Company Parties, on the one hand, and the Executive Parties, on the other hand, do hereby release and discharge each other from any and all claims, actions, causes of action, suits, costs, controversies, judgments, decrees, verdicts, damages, liabilities, attorneys' fees, covenants, contracts, and agreements that any of the Executive Parties or Company Parties may have, or in the future may possess, whether or not known at the Effective Date, with respect to each other, including, but not limited to, any claims arising under Title VII of the Civil Rights Act of 1964, the Rehabilitation Act of 1973, the Americans with Disabilities Act of 1990, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974, as amended, the Family Medical Leave Act of 1993, or any other federal, state, local or foreign law, whether such claim arises under statute, common law or in equity, and whether or not any of the Released Parties are presently aware of the existence of such claim, damage, action or cause of action, suit or demand (the "*Claims*"); *provided, however,* that this Section 8(b) shall not apply to any Claim by the Company or the Executive with respect to the enforcement of their respective rights and obligations set forth in this Agreement (the "*Excluded Claim*"). The Company Parties, on the one hand, and the Executive Parties, on the other, also do forever release, discharge and waive any right they may have to recover in any proceeding brought by any federal, state or local agency against any other party hereto to enforce any laws; *provided, however*, that the Company hereby agrees to indemnify the Executive and advance expenses in accordance with Article VI, Section B of the Fourth Amended and Restated Certificate of Incorporation of the Company and Article VII of the Amended and Restated By-Laws of the Company as in effect on the date of this Agreement. Each of the parties hereto agrees that the value received as described in this Agreement shall be in full satisfaction of any and all claims, actions or causes of action for payment or other benefits of any kind that any party or Released Parties hereto may have against another party hereto and or any corresponding Released Parties.

    (c) In further recognition of the consideration cited above, the Executive Parties hereby release and forever discharge each of the Company Parties from any and all claims, actions and causes of action that the Executive Parties may have as of the date set forth on the signature page of this Agreement arising under the federal Age Discrimination in Employment Act of 1967, as amended, and the applicable rules and regulations promulgated thereunder ("*ADEA*") which may be based in whole or in part on age discrimination.

    (d) **Acknowledgement**. By signing this Agreement, the Executive acknowledges and confirms that:

      (i) the Executive was advised by the Company in connection with the termination of his employment to consult with an attorney of the Executive's choice prior to signing this Agreement and to have such attorney explain the terms of this Agreement, including, without limitation, the terms relating to the Executive's release of claims arising under ADEA;

      (ii) the Executive has no employment discrimination or other complaints or charges against the Company Parties pending before any local, state, federal or foreign court, tribunal or administrative agency;

      (iii) the Executive has been advised of his opportunity to review and consider the terms of the Agreement for not less than twenty-one days prior to its execution and to consult with an attorney of the Executive's choosing with respect thereto;

(iv)   during the Revocation Period the Executive has the option to revoke acceptance of this Agreement in accordance with the terms set forth in Section 8(e);

(v)   the Executive is providing the release and discharge of ADEA claims only in exchange for consideration which exceeds any consideration which the Executive is or might otherwise be entitled to under any policy, plan or procedure of the Company; and

(vi)   the Executive has read this Agreement carefully and completely, understands each of the terms of the offer and this Agreement and knowingly and voluntarily accepted the terms of this Agreement.

(e)   **Revocation**. The Executive shall have the right to revoke this Agreement during the seven-day period commencing on the date the Executive signs and delivers this Agreement to the Company (the "*Revocation Period*"). The Revocation Period shall expire at 5:00 p.m. Eastern Standard Time on the last day of the Revocation Period which is agreed to be August 22, 2002. In the event of any such revocation by the Executive, all obligations of the Company under this Agreement shall terminate and be of no further force and effect as of the date of such revocation. No such revocation will be effective unless it is in writing and signed by the Executive and received by the Company prior to the expiration of the Revocation Period.

9.   **Severability**. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If any of the provisions contained in this Agreement shall be determined by a court of competent jurisdiction to be excessively broad as to duration, activity, geographic application or subject matter, such provision shall be construed, by limiting or reducing it to the extent legally permitted, so as to make such provision enforceable to the extent compatible with then-applicable law.

10.   **Cooperation**. The Executive agrees that, following the Effective Date, he shall make himself reasonably available to reasonably assist and cooperate with the Group in connection with any matters relating to the business or affairs of the Group, and any pending or future governmental or regulatory investigation, civil or administrative proceeding, litigation or arbitration related to the business of the Group during Executive's term as an officer thereof or to the Executive's services as an officer, director or employee of the Group, taking into consideration the Executive's other business and personal commitments. The Executive shall provide such assistance and cooperation at such time and place and in such manner as may be reasonably requested, in good faith, from time to time by the Group, taking into consideration the Executive's other business and personal commitments. The Company shall reimburse the Executive for reasonable out-of-pocket expenses incurred in connection with the provision of such cooperation and assistance and pay a reasonable per diem fee, as agreed upon between the Company and the Executive.

11. **Return of Company Property**. As soon as practicable following the Effective Date, the Executive shall return to the Company or destroy all property of the Group then in his possession and all property made available to him in connection with his service to the Company, including, without limitation, Company credit cards, cellular telephones, any and all records, manuals, reports, papers and documents kept or made in connection with the Executive's employment by the Company, all computer hardware or software, files, memoranda, correspondence, vendor and customer lists, financial data, keys and security access cards, and any other materials or documents of the Group.

12. **Visa**. The Company shall advise the Immigration and Naturalization Service that the H1B Visa, issued to the Executive, dated May 2, 2002 (Visa Control No. 47757384) should be cancelled as of August 15, 2002.

13. **Notices**. For the purpose of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be sent by messenger, overnight courier, certified or registered mail, or postage prepaid and return receipt requested to the parties at their respective addresses set forth below or to such other address or fax number as to which notice is given.

If to the Company:	Trizec Properties, Inc. 1114 Avenue of the Americas 31st Floor New York, New York 10036 Attention: General Counsel
If to PMC:	PM Capital Corp. c/o Trizec Canada Inc. BCE Place, 181 Bay Street Suite 3900 Toronto, Ontario M5J 2T3
If to the Executive:	Christopher Mackenzie c/o Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 Attn: Arthur Fleischer

Notices, demands and other communications shall be deemed given on delivery thereof.

14. **Entire Agreement**. This Agreement (including the relevant provisions of the stock option agreements and pension plans to the extent incorporated by reference in Sections 4 and 5) represents the entire agreement of the parties concerning the subject matter of this Agreement and shall supersede any and all previous contracts, arrangements or understandings with respect to such subject matter among the Company, PMC and the Executive, including, without limitation, the Employment Agreement.

15.   **Amendment**. This Agreement may be amended at any time by mutual written agreement of the parties hereto.

16.   **Withholding**. Any payments made to the Executive under this Agreement shall be reduced by the full amount legally required to be withheld for income or other payroll tax purposes by the Company.

17.   **Successors**. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; *provided, however*, that this Agreement may not be assigned by the parties without the consent of the other parties.

18.   **Governing Law**. The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the State of New York, without regard to principles of conflict of laws.

19.   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Company, PMC and the Executive, intending to be legally bound, have executed this Agreement on the day and year first above written.

TRIZEC PROPERTIES, INC.

By: /s/ Elizabeth Lanier
    Name: Elizabeth Lanier
    Title: Senior Vice President and General
            Counsel

PM CAPITAL CORP.

By: /s/ Peter Munk
    Name: Peter Munk
    Title: President

CHRISTOPHER MACKENZIE

/s/ Christopher Mackenzie

Exhibit A

Stock Options

Christopher Mackenzie
Summary of Option, Warrant Certificate and Call Right Holdings
14-Aug-02

Trizec Properties Options*	**Vesting Schedule**
825,000 @ $14.87	325,000 becoming exercisable on 12/31/2002
	500,000 becoming exercisable on 12/31/2003

*Options to purchase common stock of Trizec Properties, Inc. pursuant to the 2002 Stock Option Plan

Trizec Properties Warrants**	**Vesting Schedule**
675,000 @ $14.87	675,000 vested & exercisable

**Warrants to purchase common stock of Trizec Properties, Inc.

P. M. Capital Inc. Call Right**	**Vesting Schedule**
1,000,000 @ $14.87	333,334 vested & exercisable
	333,333 becoming exercisable on 12/31/2002
	333,333 becoming exercisable on 12/31/2003

*** Pursuant to letter agreements dated December 21, 2000 and April 19, 2001 (the "Letter Agreements"), P.M. Capital granted the executive a right to purchase 1 million shares of Trizec Canada, Inc. common stock, held by P. M. Capital Inc. (the "Call Right"). The terms of the Call Right mirror the terms of the Executive's stock options. Upon exercise, P.M. Capital has the right to cash settle the purchase by making payment to the Executive of an amount equal to the difference between the trading price (as determined in accordance with the Letter Agreements) and the $14.87 exercise price multiplied by the number of shares proposed to be purchased by the Executive.